                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                               AMENDMENT NO. 1 TO
                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                          -----------------------------

                         GLOBE BUSINESS RESOURCES, INC.
                              (Name of the Issuer)

                          -----------------------------

            GLOBE HOLDING CO., INC., GLOBE BUSINESS RESOURCES, INC.,
          CHRISTOPHER S. GRUENKE, DAVID D. HOGUET, LOUIS W. HOLLIDAY,
       SHARON G. KEBE, BLAIR D. NELLER, DAVID J. NEITHERCUT, CORY M. NYE,
             JEFFERY D. PEDERSON, GEORGE S. QUAY, IV, JOHN H. ROBY,
                       BRUCE C. STROHM, LYLE J. TOMLINSON
                       (Name of Persons Filing Statement)

                          -----------------------------

                                  COMMON STOCK
                         (Title of Class of Securities)

                          -----------------------------

                                   379395 10 6
                      (CUSIP Number of Class of Securities)

                              GARY P. KREIDER, ESQ.
                       KEATING, MUETHING & KLEKAMP, P.L.L.
                              1400 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                  (513)579-6411

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                          -----------------------------

                                 With a Copy To:
                               HAL M. BROWN, ESQ.
                          PIPER MARBURY RUDNICK & WOLFE
                            203 NORTH LASALLE STREET
                          CHICAGO, ILLINOIS 60601-1293
                                  (312)368-4012

   This statement is filed in connection with (check appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13e-3 is being filed by Globe Holding Co., Inc., Globe Business Resources, Inc., Christopher S. Gruenke, David D. Hoguet, Louis W. Holliday, Sharon G. Kebe, David J. Neithercut, Blair D. Neller, Cory M. Nye, Jeffery D. Pederson, George
S. Quay, IV, John H. Roby, Bruce C. Strohm and Lyle J. Tomlinson with respect to the shares of Globe Business Resources, Inc. Common Stock that are subject to a Rule 13e-3 transaction. Globe Business Resources, Inc. is submitting to its shareholders a proposal to approve a merger contemplated by an Agreement and Plan of Merger dated as of January 13, 2000 by and among Globe Business Resources, Inc., Globe Holding Co., Inc. and ERP Operating Limited Partnership. Pursuant to the merger the shareholders of Globe Business Resources, Inc. will receive $13.00 per share in cash upon closing and up to an additional $0.50 per share post closing if representations, warranties and covenants given by Globe Business Resources, Inc. in the Agreement and Plan of Merger that specifically survive the merger prove to be accurate. This merger proposal is upon the terms and subject to the conditions set forth in Globe Business Resources, Inc.'s Proxy Statement filed with the Securities and Exchange Commission on March 23, 2000 for the special meeting of Globe Business Resources, Inc. shareholders scheduled to be held on May 4, 2000.

         The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is incorporated by reference in its entirety and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to stockholders of Globe. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

         Reg. M-A 1001
         -------------

         The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Reg. M-A 1002
         -------------

         (a) The name of the subject company is Globe Business Resources, Inc. an Ohio corporation, and the principal executive offices of Globe Business Resources, Inc. are located at 11260 Chester Road, Suite 400, Cincinnati, Ohio 45246. Globe's phone number is (513)771-8287.

         (b) The number of shares of Globe Business Resources, Inc. Common Stock outstanding as of March 20, 2000 is 4,804,698.

         (c)-(d) The information set forth under the caption, "Market Price and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth under the caption, "Market Price and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Reg. M-A 1003(a) through (c)
         ----------------------------

         (a) Globe Business Resources, Inc.'s business address and phone number are set forth in Item 2(a) above. The business address of Mr. Hoguet, Ms. Kebe and Mr. Pederson is the same as that of Globe Business Resources, Inc. Mr. Hoguet's phone number is (513)771-8287 ext.1236. Ms. Kebe's phone number is
(513)771-8287 ext. 1217. Mr. Pederson's phone number is (513)771-8287 ext. 1323.

         The business address of Globe Holding Co., Inc., Mr. Neithercut and Mr. Strohm is c/o Equity Residential Properties Trust, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606-2639. Globe Holding Co.'s phone number is
(312) 474-1300. Mr. Neithercut's phone number is (312) 928-1009. Mr. Strohm's phone number is (312) 928-1172.

         Mr. Duggan's business address is 1960 Congressional Drive, St. Louis, Missouri 63146 and his phone number is (314) 567-1560.

         Mr. Griffin's business address is PMB 102, 1250 Ohio Pike, Amelia, Ohio 45102 and his phone number is 753-6817.

         Mr. Gruenke's business address is 1925 Greenwood Avenue, Cincinnati, Ohio 45246 and his phone number is 771-8221 ext. 1205.

         Mr. Holliday's business address is 700 Larkspur Landing Circle, Suite 199 #2, Larkspur, California and his phone number is (415) 673-6700.

         Mr. Meisel's business address is Globe Furniture Galleries, 1650 Central Parkway, Cincinnati, Ohio 45210 and his phone number is 421-3330.

         Mr. Neller's business address is 340 E. Palm Lane, Suite 230, Phoenix, Arizona 85004 and his phone number is (602)240-2440.

         Mr. Nye's business address is 16290 S.W. 72nd Avenue, Bldg. #2, Portland, Oregon 97224 and his phone number is (503) 636-7260.

         Mr. Parise's business address is Cirilium, 1650 South 52nd Street, Tempe, Arizona 85281 and his phone number is (480) 317-1001.

         Mr. Quay's business address is 340 E. Palm Lane, Suite 230, Phoenix, Arizona 85004 and his phone number is (602) 452-2131.

         Mr. Roby's business address is 2980 Switzer Road, Columbus, Ohio 43219 and his phone number is (614) 478-4252.

         Mr. Tomlinson's business address is 33300 Van Dyke Avenue, Sterling Heights, Michigan 48312 and his phone number is (810) 826-3413.

         (b) Globe Business Resources, Inc., an Ohio corporation, has the address set forth above in Item 2(a). Globe Business Resources, Inc. is a major participant in the temporary relocation industry, serving primarily corporate customers in both the corporate housing and furniture rental business. Globe Holding Co., Inc., a Delaware corporation, has the address and phone number set forth above in Item 3(a). Globe Holding Co., Inc. is a holding company for Globe Business Resources, Inc.

         (c)(1) and (2) Mr. Hoguet has been Chairman of the Board and Chief Executive Officer of Globe Business Resources, Inc. since April 1990. Mr. Hoguet was elected as the Secretary of Globe Holding Co., Inc. on January 13, 2000 and is a director of Globe Holding Co., Inc., serving until the first annual meeting of the shareholders of Globe Holding Co., Inc. Mr. Hoguet is a director of the International Furniture Rental Association, serving a three-year term from May 1997 through May 2000. IFRA's address is 9202 North Meridian Street, Suite 200, Indianapolis, Indiana 46260-1810.

         Mr. Duggan joined Globe Business Resources, Inc. as a Vice President in 1999. From July 1987 until January 1999, Mr. Duggan was President and Chief Executive Officer of Castleton, a corporate housing company he founded which Globe Business Resources, Inc. recently acquired. The address of Castleton is 1960 Congressional Drive, St. Louis, Missouri 63146. Mr. Duggan is the founding President of the Association of Interim Housing Providers and currently holds the office of Past President of AIHP. AIHP's address is One East Wacker Drive, Suite 3600 Chicago, Illinois 60601.

         Mr. Griffin served as President of Roto-Rooter, Inc., a provider of sewer and drain cleaning services, from May 1985 to September 1996. Roto-Rooter, Inc.'s address is 255 E 5th St., Cincinnati, Ohio 45202. From May 1991 until September 1996, Mr. Griffin was also an Executive Vice President of Chemed Corporation. Chemed Corporation's address is 255 E 5th St., 2600 Chemed Ctr., Cincinnati, Ohio 45202. Mr. Griffin has been a director of Globe Business Resources, Inc. since 1996.

         Mr. Gruenke joined Globe Business Resources, Inc. as Vice President and Chief Information Officer in October 1997. For two years prior to joining Globe, he was the President and founding partner of Westminster's Billiard Club, the address of which is 1140 Main Street, Cincinnati, Ohio 45210.

         Mr. Holliday has served as Regional Vice President of Globe Business Resources, Inc. since October 1997. From March 1997 to September 1997 he was a Regional Manager and from April 1996 to February 1997 he served as District General Manager. From August 1992 through March 1996, Mr. Holliday worked as a realtor in the real estate services division of Polley Polley and Madsen, subsequently acquired by Coldwell Banker, the address of which is 2725 Mendocino Avenue, Santa Rosa, California 95403.

         Ms. Kebe has served as Globe Business Resources, Inc.'s Senior Vice President - Finance and Treasurer since January 1996. She joined the Company as Controller in January 1993 and also served as Vice President - Finance between January 1995 and January 1996.

         Mr. Meisel is a founder of Globe Business Resources, Inc. and has been a member of its Board since 1989. Mr. Meisel has been President of The Globe Furniture Company (d/b/a Globe Furniture Galleries), a furniture retailer located in Cincinnati, since 1959. The address of The Globe Furniture Company is 1650 Central Parkway, Cincinnati, Ohio 45210 .

         Mr. Neller has been President and Chief Operating Officer of Globe Business Resources, Inc. since April 1990 and a director since 1989. Mr. Neller was a director of IFRA from May 1995 through May 1997.

         Mr. Neithercut was elected Treasurer of Globe Holding Co., Inc. on January 13, 2000. Mr. Neithercut is a director of Globe Holding Co., Inc., serving until the first annual meeting of shareholders of Globe Holding Co., Inc. Mr. Neithercut has been Executive Vice President and Chief Financial Officer of Equity Residential Properties Trust since February 1995. The address of Equity Residential Properties Trust is Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606-2639.

         Mr. Nye has served as a Regional Vice President of Globe Business Resources, Inc. since October 1997. From January 1997 to October 1997 he was a Regional Manager and from June 1994 to January 1997, he served as a District General Manager.

         Mr. Parise served as the President of Inter-Tel Incorporated, a designer and manufacturer of voice and data communication systems and network services, from January 1991 until April 1998. The address of Inter-Tel Incorporated is 120 North 44th Street, Suite 200, Phoenix, Arizona 85034-1826. In September 1999 Mr. Parise became President and CEO of Cirilium, a company that focuses on voice over internet protocol networks. Cirilium's address is set forth in Item 3(a). Mr. Parise has been a director of Globe Business Resources, Inc. since 1996.

         Mr. Pederson has served as Executive Vice President of Globe Business Resources, Inc. since January 1996. From January 1996 until October 1997 he was responsible for the Company's western operations. In October 1997 Mr. Pederson's responsibilities were expanded to include all the Company's operations. From April 1994 until January 1996, he served as Senior Vice President.

         Mr. Quay joined Globe Business Resources, Inc. as Vice President and Director of National Sales in June 1998. From June 1990 until June 1998, Mr. Quay was Vice President and General Manager of Village Suites, a corporate housing company acquired by Globe in June 1998. Village Suites address is 3800 Northwestern Highway, Suite 300, Farmington Hills, Michigan 48331. Mr. Quay served on the Board of the National Interim Housing Network ("NIHN") from 1992 until 1997 and as its President in 1995. The address of NIHN is 6350 LBJ Freeway, Suite 151, Dallas, Texas 75240. Mr. Quay was also the founding Secretary/Treasurer of the Association of Interim Housing Providers, a position he continues to hold. The address of AIHP is One East Wacker Drive, Suite 3600, Chicago, Illinois 60601.

         Mr. Roby has served as Regional Vice President of Globe Business Resources, Inc. since October 1997. From February 1997 to September 1997, he served as a Regional Manager and from November 1991 to January 1997 he was a District General Manager. Mr. Roby was an elected Officer and Vice President of the Columbus Apartment Association in 1997 and served on its Board of Trustees in 1996 and 1997. The address of the Columbus Apartment Association is 115 Dublin Road, Columbus, Ohio 43215.

         Mr. Strohm was elected President of Globe Holding Co., Inc. on January 13, 2000. Mr. Strohm is also a director of Globe Holding Co., Inc. serving until the first annual meeting of shareholders of Globe Holding Co., Inc. Mr. Strohm has been Executive Vice President and General Counsel of Equity Residential Properties Trust since March 1995 and Secretary of Equity Residential Properties Trust since November 1995. The address of Equity Residential Properties Trust is Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606-2639.

         Mr. Tomlinson has served as Regional Senior Vice President of Globe Business resources, Inc. since October 1997. From February 1993 to September 1997 he served as Senior Vice President of the Company and was a Vice President from April 1990 through January 1993.

         (c)(3) None of the filing persons has been convicted in a criminal proceeding during the past five years.

         (c)(4) During the last five years, none of the filing persons has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c)(5) All of the filing persons are United States citizens.

ITEM 4. TERMS OF THE TRANSACTION.

         Reg. M-A 1004(a) and (c) through (f)
         ------------------------------------

         (a)(1) Not applicable.

         (a)(2) The information set forth under the captions "Summary Term Sheet," "Summary" and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

         (b) Excluded.

         (c) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the caption "Dissenters Rights" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the caption "Where Can You Find More Information" of the Proxy Statement is incorporated herein by reference.

         (f) Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reg. M-A 1005 (a) through (c) and (e)
         -------------------------------------

         (a)(1)-(a)(2) The information set forth under the caption "Other Matters-Certain Transactions" of the Proxy Statement is incorporated herein by reference.

         (b) None.

         (c) None.

         (d) Excluded.

         (e) The information set forth under the captions "Interests of Executive Officers and Directors in the Merger," "Other Matters-Certain Transactions" and "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

         Reg. M-A 1006(b) and (c)(1)-(8)
         -------------------------------

         (a) Excluded.

         (b) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference. Neither of Messers. Hoguet and Neller has immediate plans to dispose of any of the securities he acquires in the transaction.

         (c)(1)-(c)(8) The information set forth under the captions "Summary Term Sheet," "Matters Following the Shareholders Meeting-Certain Effects of the Merger"and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         Reg. M-A 1013
         -------------

         (a)-(c) The information set forth under the captions "Summary-Reasons for the Merger" and "Background of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the captions "Background of the Merger," "Expected Federal Income Tax Consequences" and "Matters Following the Shareholders Meeting" of the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         Reg. M-A 1014
         -------------

         (a) and (b) The information set forth under the caption "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (c) and (d) The information set forth under the caption "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the captions "Background of the Merger" and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference. The transaction was approved by the Special Committee of the Board of Directors, none of whom were or are employees of Globe.

         (f) The information set forth under the caption "Background of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Reg. M-A 1015
         -------------

         (a)-(c) The information set forth under the captions "Summary-Fairness of the Merger," "Background of the Merger" and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference. The opinion of Friedman, Billings, Ramsey & Co., Inc. is included in the Proxy Statement.

         Filed as Exhibit B hereto is another report from Friedman, Billings, Ramsey & Co., Inc. that sets forth a summary of the sale process and comparable company analysis.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         Reg. M-A 1007
         -------------

         (a) The information set forth under the caption "Other Matters-Source of Consideration in the Transaction" of the Proxy Statement is incorporated herein by reference.

         (b) None.

         (c) The following is a chart that sets forth a statement of estimated expenses, the payment for which Globe is responsible:


             LEGAL

             Legal Counsel                                   $  210,000
             Proxy Printing & Mailing                            25,000
                                                             ----------
                Total Legal                                     235,000

             FRIEDMAN, BILLINGS, RAMSEY & CO., INC

             Transaction Fee                                  1,190,000
             Fairness Opinion                                   175,000
             Out of Pocket Expense                               60,000
                                                             ----------
                Total FBR                                     1,425,000


             Arthur Andersen                                     35,000
             Bonus (i)                                          200,000
             Severance Costs                                    200,000
             Special Board Committee Fees                        25,000
             Travel                                              75,000
                                                             ----------
             Total                                            2,195,000



         Notes:
         (i) Special bonus paid to individuals (including certain filing persons other than Hoguet and Neller) involved in the sale of Globe.
         (ii) This schedule does not include any banking fees relating to any new loan agreements.
         (iii) This schedule does not include any Hart-Scott-Rodino filing fees which will be paid by ERP.

         (d) The information set forth under the caption "Other Matters-Source of Consideration in the Transaction" of the Proxy Statement is incorporated herein by reference.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Reg. M-A 1008
         -------------

         (a) The information set forth under the caption "Principal Shareholders" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the caption "Market Prices of and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Reg. M-A 1012(d) and (e)
         ------------------------

         (a)-(c)  Excluded.

         (d) The information set forth under the caption "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the caption "Fairness of the Transaction-Recommendations of the Special Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

         Reg. M-A 1010(a) and (b)
         ------------------------

         (a)(1) The information set forth under pages F-1 to F-21 of Globe's Annual Report on Form 10-K for the fiscal year ended February 28, 1999 in Appendix D and Part I of Appendix E of the Proxy Statement is incorporated herein by reference.

         (a)(2) The information set forth in Globe's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 is incorporated herein by reference.

         (a)(3)and (4) The information set forth under the caption "Other Matters-Additional Information Concerning Globe" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Reg. M-A 1009
         -------------

         (a) No one is employed, retained or compensated to make solicitations or recommendations in connection with the transaction.

         (b) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         Reg. M-A 1011(b)
         ----------------

         All of the information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

         Reg. M-A 1016(a) through (d), (f) and (g)
         -----------------------------------------

Exhibit No.              Description
-----------              -----------

         (a)             Proxy Statement (Exhibit A).

         (b)             Not applicable.

         (c)             Opinion of FBR is included in the Proxy Statement.
                         Report from Friedman, Billings, Ramsey & Co., Inc. regarding a summary of the sale process and comparable company analysis is filed herewith as Exhibit B.
         (d)(1)          Stockholder Voting Agreement between ERP and David D.
                         Hoguet (incorporated by reference to the Schedule 13D filed by the filing persons on January 21, 2000).

         (d)(2) Stockholder Voting Agreement between ERP and Blair D. Neller (including Joinder of
                         Spouse) (incorporated by reference to the
                         Schedule 13D filed by the filing persons on January 21, 2000).

         (d)(3) Stockholder Voting Agreement between ERP and Alvin Z. Meisel (incorporated by reference to the Schedule 13D filed by the filing persons on January 21, 2000).

         (e)             Not applicable.

         (f) A detailed description of dissenters rights is included under the caption "Dissenters Rights" of the Proxy Statement and Appendix D thereto, Ohio Revised Code Section
                         1701.85.

         (g) The Agreement and Plan of Merger by and among ERP, Globe and Globe Holding Co., Inc. (incorporated by reference to Globe's Form 8-K filed on January 19,
                         2000).

         (h)             Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of: March 23, 2000


                                            GLOBE BUSINESS RESOURCES, INC.


                                            By: /s/ David D. Hoguet
                                               ---------------------------------
                                                David D. Hoguet
                                                Chief Executive Officer


                                            GLOBE HOLDING CO., INC.

                                            By: /s/ Bruce C. Strohm
                                               ---------------------------------
                                                Bruce C. Strohm
                                                President


                                                /s/ Christopher S. Gruenke
                                            -----------------------------------
                                                CHRISTOPHER S. GRUENKE


                                                /s/ David J. Neithercut
                                            -----------------------------------
                                                DAVID J. NEITHERCUT


                                                /s/ Bruce S. Strohm
                                            ----------------------------
                                                BRUCE C. STROHM


                                                /s/ Louis W. Holliday
                                            ------------------------------
                                                LOUIS W. HOLLIDAY


                                                /s/ Sharon G. Kebe
                                            ---------------------------
                                                SHARON G. KEBE

                                                /s/ Cory M. Nye
                                            ---------------------------
                                                CORY M. NYE


                                                /s/Jeffery D. Pederson
                                            ---------------------------
                                                JEFFERY D. PEDERSON


                                                /s/George S. Quay, IV
                                            ---------------------------
                                                GEORGE S. QUAY, IV


                                                /s/John H. Roby
                                            ---------------------------
                                                JOHN H. ROBY


                                                /s/Lyle J. Tomlinson
                                            ---------------------------
                                                LYLE J. TOMLINSON


                                                /s/David D. Hoguet
                                            ---------------------------
                                                DAVID D. HOGUET


                                                /s/Blair D. Neller
                                            ---------------------------
                                                BLAIR D. NELLER